Mail Stop 4561

	July 5, 2007

James W. Cuminale, Esq.
The Nielsen Company B.V.
770 Broadway
New York, New York 10003

Re:	The Nielsen Company B.V.
	Amendment No. 1 to Registration Statement on Form S-4
      Filed June 21, 2007
      File No. 333-142546

Dear Mr. Cuminale:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2. Please provide us with screen shots of all electronic documentation that you will use in connection with the exchange offer. In addition, please file a copy of the electronic equivalent of the transmittal letter as an exhibit to the registration statement.

2. We note your June 21, 2007, response identifies Syria as a country in which you conduct business. Syria is identified as a state sponsor of terrorism by the U.S. State Department and is subject to
U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with Syria, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of Syria`s status as a state sponsor of terrorism. Please also discuss whether the contacts and operations constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.
Your
materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

The Nielsen Company B.V. Prospectus

Risks Factors, page 16

Our substantial indebtedness..., page 16

4. Please expand your risk factor disclosure to discuss the impact of your debt burden on your cash provided by operating activities for the last quarter.

Compensation Discussion and Analysis, page 105

5. We note your response to comment 31. Please disclose in more detail how the Committee determined bonus amounts for 2006. For example, although you have disclosed how various factors were weighted in determining annual bonus amounts, it is not clear whether the Named Officers met the various goals and targets in 2006. Similarly, it is not clear how the Committee determined that Mr. Calhoun`s experience and the responsibilities associated with his position and the company warranted a signing bonus of $10,613,699.

6. We note your response to comment 32. Please provide us with a more detailed explanation of why the company would be damaged by competitors obtaining access to the Confidential Provisions. Specifically discuss why you would be placed at a competitive disadvantage as a result of disclosing information that is tied to revenue, capital expenditures, and EBITDA, all of which are disclosed in or derived from your financial statements.

Signing Bonuses, page 116

7. The $18.8 million payment to Mr. Calhoun made in connection with his employment agreement appears to have been an inducement to get him to accept employment similar to the $10.6 million signing bonus.
Please discuss the payment in this section.

Summary Compensation Table, page 119

8. We note your response to comment 36.  Considering that the
$10.6
million signing bonus was an inducement to his employment, please tell us why you believe that the full amount of that bonus was not earned in 2006.

9. Please revise the reference to the $18.8 million payment to Mr. Calhoun in footnote 4. It may be confusing to an investor if this payment, which was made as an inducement to accept new employment, is identified in the same fashion as the "one-time special awards" paid to company employees for additional services provided to the company in connection with the merger.

Employment Agreement with Mr. David L. Calhoun, page 121

10. We note the disclosure at the bottom of page 121 regarding the option grant to purchase 7 million shares. Please revise to discuss in more detail how the Compensation Committee determined the amount of the grant "in connection with" Mr. Calhoun`s $20 million equity investment. Please clarify the relationship between the amount of the equity investment and the amount of the option grant. Also, please disclose the exercise price for these options and how the exercise price was determined.

Nielsen Finance Notes Prospectus

11. Please revise the prospectus to conform with our comments on The
Nielsen Company B.V. prospectus, as appropriate.

Exhibits

Form of Legal Opinion - Exhibit 5.1

12. We note that counsel is assuming due authorization of the notes and guarantees issued by the Dutch Issuer and the Item 2
Guarantors.
This assumption appears to be inappropriate because it assumes material facts that support the opinion. Please provide a revised opinion that omits these assumptions.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Marrone at 202-551-3429 or Dan
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Monica Thurmond, Esq. (via facsimile)
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